NEXA RESOURCES ANNOUNCES TENDER OFFERS FOR ANY AND ALL OF ITS 2027 AND 2028 NOTES

Luxembourg, March 31, 2025 – Nexa Resources S.A. (“Nexa Resources,” “Nexa” or the “Company”) (NYSE: “NEXA”) announced today that it has commenced a cash tender offer for any and all of its outstanding:

(1)	5.375% Notes due 2027 (the “2027 Notes” and the “2027 Tender Offer”) (144A CUSIP / ISIN: 91832C AA4/US91832CAA45 and Reg S CUSIP / ISIN: P98118 AA3/USP98118AA38); and

(2)	6.500% Notes due 2028 (the “2028 Notes” and, together with the 2027 Notes, the “Notes;” the “2028 Tender Offer” and, together with the 2027 Tender Offer, the “Tender Offers”) (144A CUSIP / ISIN: 65290D AA1/US65290DAA19 and Reg S CUSIP / ISIN: L67359 AA4/USL67359AA48).

Each series of Notes is fully, unconditionally, and irrevocably guaranteed by Nexa Resources Cajamarquilla S.A., Nexa Resources Perú S.A.A., and Nexa Recursos Minerais S.A.

The following table sets forth the consideration for each series of Notes:

Title of Security	Principal Amount Outstanding	Total Consideration(1)
5.375% Notes due 2027	US$215,500,000	US$1,015.00
6.500% Notes due 2028	US$400,500,000	US$1,041.25

__________________

(1)	The amount to be paid per US$1,000.00 principal amount of the applicable Notes validly tendered and accepted for purchase. In addition, Accrued Interest (as defined herein) will be paid in each case.

The Tender Offers are scheduled to expire at 5:00 p.m., New York City time, on April 4, 2025, unless extended or earlier terminated as described in this press release (such time and date, as may be extended, the “Expiration Date”). Holders of Notes must validly tender (and not validly withdraw) their Notes or deliver a properly completed and duly executed notice of guaranteed delivery (the “Notice of Guaranteed Delivery”) at or prior to the Expiration Date to be eligible to receive the respective Consideration (as defined herein), plus Accrued Interest (as defined herein). Validly tendered Notes may be validly withdrawn at any time at or prior to the Expiration Date, unless extended or earlier terminated as described below, but not thereafter (the “Withdrawal Deadline”).

The consideration for each US$1,000.00 principal amount of 2027 Notes validly tendered (and not validly withdrawn) at or prior to the Withdrawal Deadline or via the guaranteed delivery procedures and accepted for purchase pursuant to the 2027 Tender Offer will be US$1,015.00 (the “2027 Tender Offer Consideration”).

The consideration for each US$1,000.00 principal amount of 2028 Notes validly tendered (and not validly withdrawn) at or prior to the Withdrawal Deadline or via the guaranteed delivery procedures and accepted for purchase pursuant to the 2028 Tender Offer will be US$1,041.25 (the “2028 Tender Offer Consideration”).

Each of the 2027 Tender Offer Consideration and the 2028 Tender Offer Consideration is referred to herein as “Consideration.” The applicable Consideration will be paid together with accrued and unpaid interest on the applicable series of Notes from the last interest payment date on such series of Notes preceding the Settlement Date to, but excluding, the Settlement Date (“Accrued Interest”).

Withdrawal rights with respect to tendered Notes will terminate at 5:00 p.m., New York City time, on April 4, 2025, unless extended by us. Accordingly, following the Withdrawal Deadline, Notes validly tendered, including Notes tendered thereafter, may no longer be validly withdrawn except in certain limited circumstances where additional withdrawal rights are required by applicable law. Holders of Notes who have validly tendered (and not validly withdrawn) their Notes at or prior to the Withdrawal Deadline or via the guaranteed delivery procedures and whose Notes are accepted for purchase shall receive payment for each US$1,000.00 principal amount of such accepted Notes on a settlement date expected to occur within three business days following the Expiration Date, which is expect to be April 9, 2025, or as promptly as practicable thereafter (the “Settlement Date”).

When considering any potential allocation of New Notes (as defined herein) in an offering of debt securities by Nexa Resources, Nexa Resources intends, but is not in any way obligated, to give some degree of preference to those investors who, prior to such allocation, have validly tendered, or have indicated to Nexa Resources or the Dealer Managers their firm intention to tender, Notes in the Tender Offers. The New Notes are expected to be issued pursuant to a concurrent offering and in connection with an offering memorandum dated March 31, 2025 (the “Offering Memorandum”). Any investment decision to purchase any New Notes should be made solely on the basis of the information contained in the Offering Memorandum, and no reliance is to be placed on any representations other than those contained in the Offering Memorandum. The New Notes have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), any U.S. State securities laws or the laws of any jurisdiction and will be offered and sold to qualified institutional buyers pursuant to exemptions from the registration requirements of the Securities Act under Rule 144A and in compliance with Regulation S outside the United States.

Our obligation to purchase Notes in the Tender Offers is subject to the satisfaction or waiver of a number of conditions described in the Offer Documents, including the pricing of and receipt of proceeds from a new notes (the “New Notes”) offering, denominated in U.S. Dollars, generating net proceeds in an amount that is sufficient to effect the repurchase of the Notes validly tendered and accepted for purchase pursuant to the Tender Offers. Neither Tender Offer is conditioned upon the tender of any minimum principal amount of Notes of such series or of the other series.

We intend to use all or a portion of the proceeds from the New Notes offering to pay the Consideration, Accrued Interest and costs and expenses in connection with the Tender Offers to all Holders of Notes accepted for purchase pursuant to the Tender Offers. We also intend to use a portion of the proceeds from the New Notes offering to redeem all of the 2027 Notes in accordance with the terms of the indenture governing the 2027 Notes that remain outstanding immediately after the Expiration Date. In addition, we also reserve the right, at our sole discretion, to use any remaining proceeds to redeem or purchase any of the Notes that remain outstanding after the Expiration Date. Such purchases may occur through open market purchases, privately negotiated transactions, tender offers, exchange offers or otherwise, upon such terms and at such prices as we may determine, which may be higher or lower than the prices to be paid pursuant to the Tender Offers.

2

Subject to applicable law, we reserve the right to waive any condition to the Tender Offers and to extend, terminate, or amend any terms of the Tender Offers.

The complete terms and conditions of the Tender Offers are described in the Offer to Purchase, dated March 31, 2025 (the “Offer to Purchase”), and the corresponding Notice of Guaranteed Delivery (together, the “Offer Documents”). Copies of the Offer Documents may be obtained from D.F. King & Co., Inc., the tender and information agent for the Tender Offers (the “Tender and Information Agent”). For copies of the Offer Documents, please contact the Tender and Information Agent at www.dfking.com/nexa or +1 (888) 542-7446 (U.S. toll free) and +1 (212) 269-5550 (collect), or via email at nexa@dfking.com.

Nexa Resources reserves the right, in its sole discretion, not to accept any tenders of Notes for any reason. Nexa Resources is making the Tender Offers only in those jurisdictions where it is legal to do so.

Nexa Resources has engaged Citigroup Global Markets Inc., Itau BBA USA Securities, Inc., J.P. Morgan Securities LLC, and Santander US Capital Markets LLC to act as the dealer managers (the “Dealer Managers”) in connection with the Tender Offers. For questions regarding the terms of the Tender Offers, please contact: Citigroup Global Markets Inc. at +1 (800) 558-3745 (toll free) or +1 (212) 723-6106 (collect), Itau BBA USA Securities, Inc. at +1 (212) 710-6749 (collect), J.P. Morgan Securities LLC at +1 (866) 846-2874 (toll free) or +1 (212) 834-7279 (collect), and Santander US Capital Markets LLC at +1 (855) 404-3636 (toll free) or +1 (212) 350-0660 (collect).

None of Nexa Resources, the Dealer Managers, the Tender and Information Agent, the trustee for the Notes, or any of their respective affiliates makes any recommendation as to whether holders should or should not tender any Notes in response to the Tender Offers, nor do they express any opinion as to whether the terms of the Tender Offers are fair to any holder. Holders of Notes must make their own independent decision as to whether to tender any of their Notes and, if so, the principal amount of Notes to tender. Please refer to the Offer to Purchase for full offer terms, conditions, disclaimers, and additional information.

This press release is for informational purposes only and does not constitute an offer to purchase or the solicitation of an offer to sell any securities. Each Tender Offer is being made solely by means of the Offer to Purchase and the corresponding Notice of Guaranteed Delivery. The Tender Offers are not being made to holders of Notes in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. In those jurisdictions where the securities, blue sky or other laws require any tender offer to be made by a licensed broker or dealer, the Tender Offers will be deemed to be made on behalf of Nexa Resources by the Dealer Managers or one or more registered brokers or dealers licensed under the laws of such jurisdiction.

About Nexa

Nexa is a large-scale, low-cost, integrated polymetallic producer, zinc being our main product, with over 65 years of experience developing and operating mining and smelting assets in Latin America. Nexa currently owns and operates four long-life underground polymetallic mines, two located in the Central Andes region of Peru, and two located in Brazil (one in the state of Minas Gerais and one in the state of Mato Grosso). Nexa also owns and operates one low-cost polymetallic open pit mine, also in the Central Andes region of Peru, and three smelters, two located in the state of Minas Gerais in Brazil (Três Marias and Juiz de Fora), and one, located in Lima, which is Cajamarquilla, the largest smelter in the Americas.

3

Nexa was among the top five producers of mined zinc globally in 2024 and one of the top five metallic zinc producers worldwide in 2024, according to Wood Mackenzie.

Cautionary Statement on Forward-Looking Statements

This news release contains certain forward-looking information and forward-looking statements as defined in applicable securities laws (collectively referred to in this news release as “forward-looking statements”). All statements other than statements of historical fact are forward-looking statements. The words “believe,” “will,” “may,” “may have,” “would,” “estimate,” “continues,” “anticipates,” “intends,” “plans,” “expects,” “budget,” “scheduled,” “forecasts” and similar words are intended to identify estimates and forward-looking statements. Forward-looking statements are not guarantees and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Nexa to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Actual results and developments may be substantially different from the expectations described in the forward-looking statements for a number of reasons, many of which are not under our control, among them, the activities of our competition, the future global economic situation, weather conditions, market prices and conditions, exchange rates, and operational and financial risks. The unexpected occurrence of one or more of the abovementioned events may significantly change the results of our operations on which we have based our estimates and forward-looking statements.

Our estimates and forward-looking statements may also be influenced by, among others, legal, political, environmental or other risks that could materially affect the potential development of our projects, including risks related to outbreaks of contagious diseases or health crises impacting overall economic activity regionally or globally, as well as risks relating to ongoing or future investigations by local authorities with respect to our business and operations and the conduct of our customers, including the impact to our financial statements regarding the resolution of any such matters.

Our estimates and forward-looking statements may also be influenced by regulatory changes in the countries where we operate, including new trade restrictions, tariff escalations, and policy shifts affecting cross-border commerce and supply chains. Certain forward-looking statements are based on third-party data, market forecasts, and assumptions that may be subject to change. Nexa does not guarantee the accuracy of such external data and disclaims any obligation to update these statements unless required by law.

These forward-looking statements related to future events or future performance and include current estimates, predictions, forecasts, beliefs and statements as to management’s expectations with respect to, but not limited to, the business and operations of the Company and mining production, our growth strategy, the impact of applicable laws and regulations, future zinc and other metal prices, smelting sales, capex, expenses related to exploration and project evaluation, estimation of Mineral Reserves and/or Mineral Resources, mine life and our financial liquidity.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable and appropriate by management and qualified persons considering their experience are inherently subject to significant uncertainties and contingencies and may prove to be incorrect. Statements concerning future production costs or volumes are based on numerous assumptions of management regarding operating matters and on assumptions that demand for products develops as anticipated, that customers and other counterparties perform their contractual obligations, full integration of mining and smelting operations, that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts and supplies, labor disturbances, interruption in transportation or utilities, adverse weather conditions, and that there are no material unanticipated variations in metal prices, exchange rates, or the cost of energy, supplies or transportation, among other assumptions.

4

We assume no obligation to update forward-looking statements except as required under securities laws. Estimates and forward-looking statements refer only to the date when they were made, and we do not undertake any obligation to update or revise any estimate or forward-looking statement due to new information, future events or otherwise, except as required by law. Estimates and forward-looking statements involve risks and uncertainties and do not guarantee future performance, as actual results or developments may be substantially different from the expectations described in the forward-looking statements. Further information concerning risks and uncertainties associated with these forward-looking statements and our business can be found in our public disclosures filed under our profile on SEDAR+ (www.sedarplus.ca) and on EDGAR (www.sec.gov).

For further information, please contact:

Investor Relations Team

ir@nexaresources.com

5